UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 5)

                            U S INDUSTRIAL SERVICES, INC.
                            -----------------------------
                                   (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
                            -----------------------------
                            (Title of Class of Securities)


                                     90332T 10 6
                                   ----------------
                                    (CUSIP Number)

                                 Michael E. McGinnis
                        President and Chief Executive Officer
                               American Eco Corporation
                                   11011 Jones Road
                                Houston, Texas  77070
                                    (281) 774-7000


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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    JULY 24, 1998
                      ------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

          -----------------------------------
          CUSIP No.  90332T 10 6
                   ------------
          -----------------------------------

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          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               American Eco Corporation
               EIN: 52-1742490
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          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [ ]
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          3    SEC USE ONLY

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          4    SOURCE OF FUNDS*

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          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
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          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Ontario, Canada
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          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

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               7    SOLE VOTING POWER

                                      1,000,000
                -----------------------------------------------------------
               8    SHARED VOTING POWER

                                         -0-
                -----------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                                      1,880,000
                -----------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                         -0-
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          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,880,000
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          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
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          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    21.5%
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          14   TYPE OF REPORTING PERSON*

                    CO
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


          ITEM 1.   SECURITY AND ISSUER.

                    The securities covered by this Schedule 13D are shares of common stock, $.01 par value (the "Common Stock"), of U S Industrial Services, Inc., a Delaware corporation (the
          "Company"). The Company's principal executive offices are located at 54 Stiles Road, Salem, New Hampshire 03079.

                    Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, this Amendment No. 5 amends the Schedule 13D for an event of February 1, 1996, as amended by Amendment No. 1 for an event of June 30, 1996, by Amendment No. 2 for an event of November 7, 1996, by Amendment No. 3 for an event of December 22, 1997 and by Amendment No. 4 for an event of July 14, 1998 (the "Statement"), filed by American Eco Corporation, an Ontario corporation ("American Eco"), with respect to its ownership of shares of the Company's Common Stock. Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressly indicated below, the information provided in the Statement remains in effect.


          ITEM 4.   PURPOSE OF TRANSACTION.

                    American Eco has continued to reevaluate its interest in the Company and has considered different strategies for discontinuing or limiting its involvement with the Company, especially the amount of the Company's indebtedness held by it. As of July 14, 1998, American Eco held certain promissory notes (the "Notes") of the Company consisting of outstanding principal and interest in the aggregate amount of $17,900,000. In Amendment No. 4 to this Statement, American Eco reported that it had entered into an agreement in principle to sell the Notes to USIS Acquisition LLC, a Delaware limited liability company ("USIS").

                    As of July 24, 1998, pursuant to a Letter Agreement dated July 16, 1998, American Eco sold the Notes to USIS for $5,000,000 in cash and for a secured promissory note in the principal amount of $12,900,000 dated July 16, 1998 (the "Promissory Note") from USIS, payable on January 29, 1999, together with interest thereon at the rate of 10% per annum. To secure its obligations under the Promissory Note, USIS pledged 5,295,858 shares of the Company's Common Stock and agreed to pledge any additional shares it may acquire (collectively, the "Collateral"), pursuant to a Stock Pledge Agreement, dated July 24, 1998. The consummation of the sale of the Notes enabled American Eco to eliminate its debt interest in the Company, although it holds the Promissory Note of USIS for a portion of the prior debt of the Company, and to reduce its total overall investment in the Company.

                    American Eco will also consider disposing of all of its present equity interests in the Company, however, no assurance can be given that such a transaction may occur. The Company's decision as to whether to dispose of its equity interests will depend upon several factors, including whether Mr. Fradella has exercised the option (the "Option") he holds for the purchase of 880,000 shares through December 22, 1998, the prospects of the Company, other activities then engaged in by American Eco, general market and economic conditions, and other factors then deemed relevant. It is noted that as of July 21, 1998, Mr. Fradella resigned as an officer and director of the Company, and became the President and a director of American Eco.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) As of July 27, 1998, American Eco was the beneficial owner of 1,880,000 shares of the Common Stock, which constituted 21.5% of the issued and outstanding shares of Common Stock at that date. The percentage of American Eco's beneficial ownership is based on 8,763,978 shares of Common Stock which are estimated to be outstanding after conversion by USIS of the Notes.

                    (b) American Eco possesses the sole power to dispose of 1,880,000 shares of Common Stock (subject to the Option), and the power to vote 1,000,000 shares as the Option grants
          Mr. Fradella the right to vote the 880,000 underlying shares.

                    (c)  None except as disclosed in Item 3.

                    (d)  None.

                    (e)  Not applicable.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    Pursuant to the Stock Pledge Agreement, USIS pledged the Collateral to American Eco to secure the due and punctual payment and other performance of USIS' obligations under the Promissory Note (the "Obligations"). Upon the occurrence of an event of default under the Stock Pledge Agreement, American Eco shall have certain rights with respect to the Collateral including the right to exercise creditor's remedies generally as well as the right to transfer the Collateral into American Eco's name or that of its nominee and the right to foreclose upon and sell the Collateral at a public or private sale at which American Eco may purchase the Collateral. Upon the occurrence of an Event of Default, American Eco may, at its option, exercise all voting rights pertaining to the Collateral, including the right to take shareholder action by written consent, until the termination of the Stock Pledge Agreement according to its terms.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    7. Letter Agreement between American Eco and USIS, dated July 24, 1998.

                    8. Secured Promissory Note from USIS as Maker to American Eco as Holder, dated July 24, 1998.

                    9. Stock Pledge Agreement between American Eco and USIS, dated July 24, 1998.

                                      SIGNATURE
                                      ---------


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                        AMERICAN ECO CORPORATION



          Date:  August 6, 1998         By: /s/ Michael E. McGinnis
                                            ------------------------
                                            Michael E. McGinnis
                                            Chairman, President and Chief
                                            Executive Officer

                               EXHIBIT INDEX

          EXHIBIT                     DESCRIPTION
          -------                     -----------
             7                        Letter Agreement between American Eco
                                        and USIS, dated July 24, 1998.

             8                        Secured Promissory Note from USIS as
                                        Maker to American Eco as Holder,
                                        dated July 24, 1998.

             9                        Stock Pledge Agreement between American
                                        Eco and USIS, dated July 24, 1998.